SHAREHOLDER SERVICES PLAN AND AGREEMENT

This SHAREHOLDER SERVICES PLAN AND AGREEMENT (the “Plan”) is made as of the 1st day of July, 2017, by and between Wildermuth Endowment Strategy Fund (the “Fund”), and Wildermuth Advisory, LLC (the “Servicer”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end interval fund which offers for public sale units of beneficial interest (“Shares”);

WHEREAS, the Fund offers Shares in the classes (each a “Class”), as set forth on Schedule A attached hereto;

WHEREAS, the Fund desires to adopt the Plan, pursuant to which the Fund will pay a shareholder servicing fee to Servicer in connection with servicing of the Shares of the Fund; and

WHEREAS, Servicer desires to serve as servicer of the Shares and to provide, or arrange for the provision of shareholder services pursuant to the Plan.

NOW, THEREFORE, the parties agree as follows:

1.         Services. Servicer shall provide or arrange for the provision of shareholder services to those customers who own Shares. Shareholder services include, but are not limited to: (i) responding to customer inquiries of a general nature regarding the Fund; (ii) crediting distributions from the Fund to customer accounts; (iii) arranging for bank wire transfer of funds to or from a customer’s account; (iv) responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; (v) forwarding prospectuses, Statements of Additional Information, tax notices and annual and semi-annual reports to beneficial owners of Fund shares; (vi) assisting the Fund in establishing and maintaining shareholder accounts and records; (vii) assisting customers in changing account options, account designations and account addresses, and (viii) providing such other similar services as the Fund may reasonably request.

2.         Fees.

A.        The Fund is authorized to pay to Servicer, as compensation for shareholder services provided directly or through others, a shareholder service fee at the rate listed across from each Class on Schedule A, which amount may not exceed 0.25% on an annualized basis of the average net assets attributable to the applicable Class. Such fees are to be paid by the Fund monthly, or at such other intervals as the Fund’s board of trustees (the “Board”) shall determine. Such fees shall be based upon the applicable Class’s average daily net assets during the preceding month, and shall be calculated and accrued daily.

B.        The Fund may pay fees to Servicer at a lesser rate than the fees specified in Section 2.A. of this Plan, as determined by the Board and as approved in the manner specified in Section 4 of this Plan.

3.         If the Fund desires to add additional classes to the Plan, whether currently existing or created in the future (a “New Class”) and the shareholder of the New Class and the Fund’s Board have each approved the Plan for such New Class in the manner set forth in Section 4 of this Plan, such New Class may be added to this Plan by addendum and thereafter shall be subject to this Plan and will pay the shareholder services fee as provided for under this Plan and reflected on amended Schedule A hereto. After the adoption of this Plan by the Board with respect to the Shares of the New Class, the term “Classes” under this Plan shall thereafter be deemed to include such New Class.

4.         This Plan shall not take effect with respect to any Class unless it has been approved, together with any related agreements, by a majority vote, cast in person at a meeting (or meetings) called for the purpose of voting on such approval, of: (a) the Board; and (b) those trustees of the Fund (the “Trustees”) who are not “interested persons” of the Fund and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (“Independent Trustees”).

5.         This Plan may continue in full force and effect with respect to the Fund or a Class thereof for so long as such continuance is specifically approved at least annually in the manner provided for in Section 4 of this Plan.

6.         Servicer shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended with respect to the Fund by Servicer under this Plan and the purposes for which such expenditures were made, as well as the amounts retained by Servicer as compensation for its own servicing efforts.

7.         The Fund may terminate this Plan as to the Fund or any Class at any time, without the payment of any penalty, by vote of the Board, by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of the Fund or affected Class. Servicer may terminate this Plan with respect to the Fund or any Class, without payment of penalty, upon sixty (60) days’ written notice to the Fund.

8.         This Plan may not be amended to increase materially the amount of fees to be paid by a Class unless such amendment is approved by a vote of a majority of the Shares of the affected Class, and no material amendment to the other provisions of this Plan shall be made unless approved in the manner provided for in Section 4 above.

9.         While this Plan is in effect, the selection and nomination of the Independent Trustees shall be made solely at the discretion of the Independent Trustees.

10.       As used in this Plan, the terms “majority of the outstanding voting securities” and “interested person” shall have the same meanings as those terms have in the 1940 Act.

11.       The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Section 6 above for a period of not less than six years from the date thereof, the first two years in an easily accessible place

12.       Each of the parties to this Plan represents and warrants that it has obtained all approvals and has the authority to enter into, perform and execute this Plan.

IN WITNESS WHEREOF, the Fund and the Servicer have entered into this Plan as of the date first set forth above.

WILDERMUTH ENDOWMENT STRATEGY FUND

By: Daniel Wildermuth
Title: CEO

WILDERMUTH ADVISORY, LLC

By: Daniel Wildermuth
Title: President and CEO

SCHEDULE A

SHARE CLASS	SERVICE FEE	DATE PLAN FIRST ADOPTED
Class A	0.25%	May 11, 2016
Class C	0.25%	May 11, 2016

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